SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended September 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission File Number 001-31566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank Employee Savings Incentive Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.

830 Bergen Avenue

Jersey City, New Jersey 07306-4599

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Provident Financial Services, Inc.:

We consent to the incorporation by reference in registration statement No. 333-103041 on Form S-8 of Provident Financial Services, Inc. of our report dated March 24, 2006, relating to the financial statements of The Provident Bank Employee Savings Incentive Plan as of September 30, 2005 and December 30, 2004, and for the nine months ended September 30, 2005 and the year ended December 30, 2004, which report appears in the Annual Report on Form 11-K of The Provident Bank Employee Savings Incentive Plan.

/s/ KPMG LLP

Short Hills, New Jersey

March 29, 2006

THE PROVIDENT BANK

EMPLOYEE SAVINGS INCENTIVE PLAN

Financial Statements

September 30, 2005 and December 30, 2004

(With Report of Independent Registered Public Accountant Thereon)

THE PROVIDENT BANK

EMPLOYEE SAVINGS INCENTIVE PLAN

Financial Statements

Report of Independent Registered Public Accounting Firm

Benefits Committee

The Provident Bank:

We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank Employee Savings Incentive Plan (the “Plan”) as of September 30, 2005 and December 30, 2004, and the related statements of changes in net assets available for plan benefits for the nine months ended September 30, 2005 and the year ended December 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Board of Directors of The Provident Bank, the Plan’s sponsor, adopted a resolution on August 25, 2005 to merge the Plan into The Provident Bank 401(k) Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis to the liquidation basis; however, such change had no effect on the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank Employee Savings Incentive Plan as of September 30, 2005 and December 30, 2004, and the changes in net assets available for plan benefits for the nine months ended September 30, 2005 and the year ended December 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey

March 24, 2006

THE PROVIDENT BANK

EMPLOYEE SAVINGS INCENTIVE PLAN

Statements of Net Assets Available

for Plan Benefits

September 30, 2005 and December 30, 2004

	September 30,	December 30,
	2005	2004
Assets:
Investments, at fair value	$—	23,287,083
Participant loans receivable	—	478,639
Contributions receivable	—	24,480
Fee sharing receivable	—	47,260

Liabililties:
Participant loans payable	—	—
Other payables	—	5,297

Net assets available for benefits	$—	23,832,165

See accompanying notes to financial statements.

The Provident Bank

Employee Savings Incentive Plan

Statements of Changes in Net Assets

Available for Plan Benefits

Nine Months ended September 30, 2005 and Year ended December 30, 2004

	Nine months ended	Year ended
	September 30,	December 30,
	2005	2004
Additions:
Interest income	$44,727	14,456
Dividend income	99,548	103,639
Realized and unrealized (depreciation) appreciation of investments	(226,855)	1,078,883
Employee contributions	1,582,598	1,989,883
Employer contributions	328,949	721,953

Total additions	1,828,967	3,908,814

Deductions:
Distributions	1,978,569	1,169,568
Administrative expenses	116,497	137,979
Transfers to successor plan	23,566,066	—

Total deductions	25,661,132	1,307,547

(Decrease) increase in net assets	(23,832,165)	2,601,267
Net assets available for plan benefits at beginning of period	23,832,165	21,230,898

Net assets available for plan benefits at end of period	$—	23,832,165

See accompanying notes to financial statements.

THE PROVIDENT BANK

EMPLOYEE SAVINGS INCENTIVE PLAN

Notes to the Financial Statements

September 30, 2005 and December 30, 2004

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared under the liquidation basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which did not result in material differences from The Provident Bank Employee Savings Incentive Plan’s (the “Plan”) prior year basis of the accrual method of accounting. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). A resolution to merge the Plan into The Provident Bank 401(k) was approved by the Board of Directors of The Provident Bank, the Plan sponsor, on August 25, 2005, effective September 30, 2005. The participant’s accounts were liquidated and transferred to the successor plan effective September 30, 2005.

(b)	Funds and Accounts Managed by UBS Fiduciary Trust Company

Under the terms of a trust agreement between the UBS Fiduciary Trust Company (the “custodian”) and The Provident Bank (the “Bank”), the custodian managed nine funds on behalf of the Plan. The custodian held the Plan’s investment assets and executed transactions therein. The investments in the funds were reported to the Bank by the custodian as having been determined through the use of current values for all assets. Effective September 30, 2005, all plan assets were transferred to The Principal Financial Group.

(c)	Use of Estimates

The plan administrator has made estimates and assumptions relating to the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(d)	Concentration of Risk

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in investment funds are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs.

(2)	Plan Description

The Plan was a voluntary, participant-directed defined contribution plan sponsored by the Bank and covered all employees who completed one year of continuous service, as defined, with the Bank and who worked at least 1,000 hours during such year. The following description of the Plan provides only general information. Eligible employees who participated in the Plan should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	Employee Contributions

Prior to the Plan’s September 30, 2005 merger, participants may have elected to make tax-deferred contributions up to the maximum amount allowed by the Internal Revenue Service.

THE PROVIDENT BANK

EMPLOYEE SAVINGS INCENTIVE PLAN

Notes to the Financial Statements

September 30, 2005 and December 30, 2004

(b)	Employer Contributions

In 2005 and 2004, contributions were made by the Bank in an amount equal to 25% and 50%, respectively, of the first 6% of a participant’s eligible contributions. The Board of Directors sets the Bank’s matching contribution rate in its sole discretion.

(c)	Vesting

Participants are always fully vested in their contributions and income or losses thereon. Employer contributions and income or losses thereon were vested as follows: 33% vested at the end of the first year of service, 67% vested at the end of the second year of service, and 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he terminates employment on or after he attains age 65, or as a result of his death or disability.

(d)	Forfeitures

Forfeitures of non-vested contributions used to reduce subsequent employer contributions for the nine months ended September 30, 2005 and the year ended December 30, 2004 amounted to $5,000 and $15,642, respectively.

(e)	Participant Loans

Prior to September 30, 2005, upon written application by a participant, the Administrator may have directed that a loan be made from the participant’s account. The maximum permissible loan available was limited to the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. Loans bear a reasonable rate of interest and, once fixed, remain in effect for the duration of the loan.

Principal and interest were paid ratably through bi-weekly payroll deductions. Effective September 30, 2005, all outstanding loan balances were transferred to the successor plan.

(f)	Withdrawals/Benefit Payments

During employment, participants may make withdrawals in cash of vested amounts made prior to April 1, 2003, upon 30 days written notice prior to any valuation date. Withdrawal of amounts that vest on or after April 1, 2003 are subject to a withdrawal penalty unless it is determined to be as a result of a financial hardship. Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his designated beneficiary.

(g)	Participants’ Accounts

Separate accounts for each participant were maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s

THE PROVIDENT BANK

EMPLOYEE SAVINGS INCENTIVE PLAN

Notes to the Financial Statements

September 30, 2005 and December 30, 2004

proportionate share, as defined, of plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his account.

(h)	Investment Valuation

Investments were valued at fair market value. Investment transactions were recorded on a trade date basis.

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan were borne by the Bank.

(4)	Plan Termination

The Plan has no termination date, and it is the Bank’s intention to continue the Plan indefinitely. Upon termination of the Plan, the amounts credited to participant accounts would become fully vested. On August 25, 2005 the Board of Directors of The Provident Bank adopted a resolution to merge the Plan effective September 30, 2005. The merger of the Plan was not considered a termination with respect to the vesting of participant accounts.

(5)	Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on November 23, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(6)	Investments

Investments at December 30, 2004 consisted of mutual funds, loans to participants and common stock issued by Provident Financial Services, Inc. At December 30, 2004, individual investments in excess of 5% of net assets available for plan benefits were as follows:

December 30, 2004
UBS Fiduciary Trust Company:
Provident Financial Services, Inc., investment in common stock	$8,400,150
Capital growth portfolio	2,695,094
Guaranteed investment contracts portfolio	2,291,763
Conservative equity portfolio	2,619,514
Balanced value portfolio	2,008,463
Overseas equity portfolio	1,802,196
Money market portfolio	1,462,066

THE PROVIDENT BANK

EMPLOYEE SAVINGS INCENTIVE PLAN

Notes to the Financial Statements

September 30, 2005 and December 30, 2004

The (decrease) increase in realized and unrealized (depreciation) appreciation of investments for the nine months and year ended September 30, 2005 and December 30, 2004, respectively, is as follows:

	2005	2004
Provident Financial Services, Inc., investment in common stock	$(707,234)	(15,629)
Capital growth portfolio	141,949	119,309
Guaranteed investment contracts portfolio	63,808	76,691
Conservative equity portfolio	6,405	326,344
Balanced value portfolio	45,786	105,223
Overseas equity portfolio	128,338	374,928
Mid-cap growth portfolio	71,084	35,705
Strategic bond portfolio	23,009	56,312

	$(226,855)	1,078,883

(7)	Other Contributions

During 2004, several errors were discovered with respect to the calculation of benefits under the Plan during the 2001 through 2003 Plan Years. The errors resulted from the misapplication of the Plan’s definition of compensation and/or coding errors in the computerized payroll program. To the extent the errors could be corrected by plan amendment, such plan amendments were adopted and included in the determination letter request (Form 5300) filed with the Internal Revenue Service on March 31, 2005. The remaining errors were self-corrected without having to notify the Internal Revenue Service, through the Bank making corrective contributions to restore the affected participants’ account balances to what they would have been had the failures not occurred. These corrective contributions totaled $26,905, in the aggregate, and were recorded in 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK
EMPLOYEE SAVINGS INCENTIVE PLAN

Date: March 29, 2006	By:	/s/ Joanne Hynes
	Name:	Joanne Hynes
	Title:	Plan Administrator